Koor Industries Ltd.
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                                                    Office Of Legal Counsel
                                                          21 Ha'arba'ah st.
                                                             Tel-Aviv 64739
                                                                     Israel
                                                         Tel.:972-3-6238420
                                                          Fax:972-3-6238425

                                                            9 December 2001



The Securities Authority        The Tel Aviv                  The Registrar
22 Kanfei Nesharim St.           Stock Exchange                of Companies
Jerusalem 95464                 54 Ahad Ha'am St.             97 Yafo St.
                                Tel Aviv 65202                Jerusalem 91007

Fax: 02-6513940                 Fax: 03-5105379
---------------                 ---------------


Dear Sirs,

Re:   Immediate Report (NO. 21/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

Following immediate reports 18/2001 and 19/2001 regarding Private Placement of ECI shares to a group of investors, Koor Industries Ltd. is announcing that on Thursday, 6 December 2001, in the evening hours, an agreement was signed to accomplish the deal on the terms that were specified in the previous reports. The closing of the deal is subject to different approvals, including approvals of organs of all the sides to the agreement.


                                                   Yours Sincerely,


                                                   Shlomo Heller, Adv.
                                                     Legal Counsel